EXHIBIT  11.  STATEMENT RE:  COMPUTATION OF DILUTED PER SHARE EARNINGS
              (UNAUDITED)
              Three and Six Months Ended June 30, 1998 and 1997
              (In thousands, except per share amounts)

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                                                           Three months         Six months
                                                            ended 6/30          ended 6/30
                                                         ----------------    -----------------
Diluted Shares (1):                                       1998      1997      1998       1997
                                                         -------------------------------------
Weighted average basic shares outstanding                 3,265     3,262     3,264      3,262
Net effect of dilutive stock options based on the
 treasury stock method using average market price           163         -       222          -
Net effect of dilutive warrants based on the treasury
 stock method using average market price (2)                201         -       295          -
                                                         -------------------------------------
Diluted weighted average shares                           3,629     3,262     3,781      3,262
                                                         =====================================

Net income (loss):
From continuing operations                               $  267    $ (465)   $  232    $  (596)
From discontinued operations                                (69)     (370)     (227)      (619)
                                                         -------------------------------------
Net income (loss)                                        $  198    $ (835)   $    5    $(1,215)
                                                         =====================================

Diluted net income (loss) per common share:
From continuing operations                               $  .07    $ (.14)   $  .06    $  (.18)
From discontinued operations                               (.02)     (.12)     (.06)      (.19)
                                                         -------------------------------------
Diluted net income (loss) per common share               $  .05    $ (.26)   $    -    $  (.37)
                                                         =====================================


<F1>  In calculating diluted weighted average shares, all securities convertible into common stock are excluded if their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise computed.

<F2>  The Company is currently soliciting the written consent of the holders of its Public Warrants, Class A and Class B Warrants (collectively the "Warrants") in a unified proposal which includes reducing the Warrant exercise prices to $2.00. Although the effective date of the exercise price reduction is expected to be September 3, 1998, the effect of the proposed new exercise price on the calculation of diluted shares is presented herein.

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